Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.
ANNUAL INFORMATION FORM
February 25, 2019

NOA

2018 Annual Information Form	2

NOA

Annual Information Form
February 25, 2019
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2018, unless otherwise indicated. For an explanation of the industry and company specific terms and expressions used in our documents, please refer to the “Glossary of Terms” at the end of this AIF. All references in this AIF to “we”, “us”, or the “Company”, unless the context otherwise specifies, mean North American Construction Group Ltd. and its Subsidiaries (as defined below). The financial information presented in this AIF has been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. For additional information and details, readers are referred to the audited consolidated financial statements for the year ended December 31, 2018 and notes that follow, as well as the accompanying annual Management’s Discussion and Analysis (“MD&A”) which are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
Industry Data and Forecasts
This AIF includes industry data and forecasts that we have obtained from publicly available information, various industry publications, other published industry sources and our internal data and estimates. For example, information regarding exploration and deposit appraisal expenditures was obtained from the Natural Resources Canada. Information regarding historical capital expenditures in the oil sands was obtained from the Canadian Association of Petroleum Producers (“CAPP”)1.
Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that these publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. References to barrels of oil related to the oil sands in this document are quoted directly from source documents and refer to both barrels of bitumen and barrels of bitumen that have been upgraded into synthetic crude oil, which is considered synthetic because its original hydrocarbon mark has been altered in the upgrading process. We understand that there is generally shrinkage of bitumen volumes of approximately 11% through the upgrading process. We have not made any estimates or calculations with regard to these volumes and have quoted these volumes as they appeared in the related source documents.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward looking information and discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

1 Canadian Association of Petroleum Producers (CAPP) is an organization that represents the upstream Canadian oil and natural gas industry.

2018 Annual Information Form	1

NOA

Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this document, we use non-GAAP financial measures such as "margin", "EBIT", "EBITDA", "total debt", "free cash flow", and "backlog". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBIT and EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
As EBIT and EBITDA are non-GAAP financial measures, our computations of EBIT and EBITDA may vary from others in our industry. EBIT and EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
A reconciliation of EBIT and EBITDA to net income can be found in the "Financial Results" section of our MD&A, which section is expressly incorporated by reference into this AIF.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt
"Total debt" is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"); (iv) liabilities from hedge and swap arrangements; (v) mortgage; (vi) vendor promissory notes; and (vii) equipment promissory notes. Our definition of total debt excludes deferred financing costs related to total debt. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Free Cash Flow
"Free cash flow" (or "FCF") is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. We feel free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives.
A reconciliation of FCF can be found in the "Resources and Systems - Free Cash Flow" section of our MD&A, which section is expressly incorporated by reference into this AIF.

2	2018 Annual Information Form

NOA

Backlog
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term, is similar in nature to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 19 - Revenue" in our financial statements. When the two numbers differ, a reconciliation is presented in "Financial Results - Backlog" section of our MD&A, which section is expressly incorporated by reference into this AIF.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. It should be noted that our long term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we provide a reconciliation between the US GAAP and non-GAAP values.
B. CORPORATE STRUCTURE
North American Construction Group Ltd.
The Company was formed under the Canada Business Corporations Act on November 28, 2006, from an amalgamation of NACG Holdings Inc. with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity was assigned corporation number 439586-7 by Industry Canada and continued under the name "North American Energy Partners Inc.". On April 11, 2018, the Company changed its name to "North American Construction Group Ltd." ("NACG"). Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.
Subsidiaries
The Company's business is primarily carried out by four direct wholly-owned, Canadian incorporated subsidiaries: North American Construction Management Ltd. (formerly known as "North American Construction Group Inc."), North American Fleet Company Ltd., North American Construction Holdings Inc., NACG Properties Inc., NACG Acheson Ltd. and the following wholly-owned or partially-owned Canadian incorporated companies or partnerships, as indicated below:
North American Construction Holdings Inc. wholly-owns the following Canadian corporations:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.
North American Construction Management Ltd. holds various ownership interests in the following Canadian corporations and partnerships, with its ownership interest (and the percentage of votes held by it attaching to voting securities), being as indicated below:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%)
North American Construction Group Ltd., North American Construction Management Ltd., Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are corporations subsisting under the Canada Business Corporations Act. All of the other corporate Subsidiaries are corporations subsisting under the Business Corporations Act (Alberta).

2018 Annual Information Form	3

NOA

C. OUR BUSINESS
Business Overview
We provide a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since the inception of their respective projects: Syncrude2, Suncor3, Imperial Oil4 and Canadian Natural5. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years. For a discussion on our revenue by source and revenue by end market refer to the "Our Business - Revenue by Source and Market" section, below.
We believe that we operate one of the largest fleet of equipment of any heavy civil construction and mining contractor in Canada. Our total fleet (owned, leased and rented) includes approximately 628 pieces of diversified heavy construction equipment supported by over 1,800 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects.
Complementing our existing knowledge and technology, our recent acquisition of a 49% ownership interest in the Nuna Group of Companies ("Nuna") expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, the Nuna Group is an established incumbent contractor in Nunavut and the Northwest Territories and has also successfully completed major projects in Ontario, Saskatchewan and British Columbia. Formed in 1993, Nuna provides construction, logistics, contract mining and support services to the resource industry, primarily in northern Canada. Nuna has been involved in virtually every major mining project in Nunavut and the Northwest Territories. Notable projects include: Rio Tinto's Diavik diamond mine; Baffinland Iron Mine's Mary River iron ore project; and Agnico Eagle Mine's Meliadine gold project. Nuna has employed approximately one-third indigenous staff on its operations over the past several years.
We believe that this acquisition will provide mutual benefit to both ourselves and Nuna through access to broader equipment fleets, experienced field personnel and expanded services, such as our growing external maintenance services offering. This access to shared resources is expected to provide opportunities for improved utilization and efficiency, especially in a tightening marketplace.s
We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

2 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Inc. (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), CNOOC Oil Sands Canada (7.23%).
3 Suncor Energy Inc.
4 Imperial Oil Resources Limited (Imperial Oil).
5 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

4	2018 Annual Information Form

NOA

Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, both in the oil sands and for other resource mines across Canada, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction of mechanically stabilized earth walls, earth dams and mine haul roads;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
Complimenting these services, we provide:

•	site development and support services for plants and refineries, including in situ oil sands facilities;

•	civil construction services for the construction and maintenance of heavy civil earth focused infrastructure projects, including winter ice roads in remote northern Canada locations; and

•	heavy equipment maintenance services.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and our recently constructed expanded maintenance facility based near Edmonton, Alberta. In addition, we operate running repair and maintenance facilities on each of our customer's sites along with maintenance facilities for light vehicles and support equipment in the Ft McKay industrial park, Mildred Lake and Fort McMurray.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	outstanding safety record;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility;

•	strong aboriginal partnerships established across Canada; and

•	strong balance sheet to weather the cyclical risks prevalent in both the oil sands and across all other resource mines in Canada.
Revenue by Source
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment between revenue sources to support different types of customer demand, as needed.
Operations support services revenue
Operations support services revenue, also referred to as recurring revenue, is mainly generated under site services contracts, as described below. Our oil sands customers primarily utilize a large haul capacity single purpose fleet of equipment to mine the ore in their mines. We provide our customers with a smaller, lower cost and more flexible fleet of equipment to perform a variety of tasks that keep the mines operating. The operations support services

2018 Annual Information Form	5

NOA

category includes our long-term agreements with customers (master service agreement and multiple use contracts) and includes a mix of committed scopes and short-term work authorizations.
Operations support services support the existing operations of our customers and are generally funded from our customers' operating budgets. As a result of the less discretionary nature of this type of spending, we tend to experience lower downside variability in the demand for these services as compared to the demand for construction services. As our customers continue to maximize their production performance through de-bottlenecking efforts, capacity expansions and the recent development of the Fort Hills mine6, we anticipate a potential increase in demand for these recurring services.s
We provide operations support services under either time-and-materials or unit-price contracts depending on such things as the degree of complexity, the completeness of engineering and the required schedule. Generally, projects that are more complex, have engineering that is less complete, or are awarded on short notice are more likely to be contracted under a time-and-materials structure. Included in our measure of operations support services are the mine support services on the Highland Valley copper mine7, which is based in British Columbia and our external maintenance services supported primarily from our new maintenance facility in Acheson, Alberta.
For the year ended December 31, 2018, operations support services (or recurring) revenue represented 90% of our total revenues, compared to 93% of our total revenue for the year ended December 31, 2017. The high percentage in both years reflects the limited construction service projects made available by our clients as a result of the depressed oil price and its effect on our clients growth capital budgets.
Construction services revenue
Construction services are related to mine development or expansion projects and are generally funded from our customers' capital budgets. As a result of the more discretionary nature of this type of spending, we tend to experience a higher level of variability in the demand for these services as compared to the demand for operational support services. We provide construction services under lump-sum, unit-price, and time-and-materials contracts. The contract value is typically defined if the contract is a lump-sum or unit price and in certain cases, time-and-materials contracts if the scope is defined.
For the year ended December 31, 2018, construction services revenue represented 10% of total revenues, up from 7% of total revenues for the year ended December 31, 2017. Construction services revenues were lower than anticipated for the previous year as a result of a plant fire experienced by one of our clients in March 2017 which caused the client to suspend the awarding of many of the anticipated construction services projects through the balance of the year.

Revenue by End Market
Our revenue can potentially be generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	government infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment between revenue sources to support different types of end markets, as needed.

6 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (54.11%), Total (24.58%) and Teck Resources Ltd. (21.31%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.
7 Highland Valley Mine, owned and operated by Teck Resources Limited

6	2018 Annual Information Form

NOA

Canadian oil sands market
Our core end-market is the Canadian oil sands. Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, requires extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective. Operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. This method is more commonly referred to as Steam Assisted, Gravity Drainage ("SAGD"). The choice of extraction method is entirely based on the geographic features of the land and the two methods are not interchangeable. According to CAPP, the oil sands represent 96% of Canada's recoverable oil reserves with proven reserves of 164 billion barrels. This is the third largest proven oil reserve in the world, next to Saudi Arabia and Venezuela, and is ranked by the Oil & Gas Journal as the sixth largest global producer. It is also the world's largest reserve open to private sector investment.
Canada produced 4.2 million barrels per day of crude oil, including pentanes & condensates. With such vast resources, there is tremendous potential for the industry to grow, which would provide many economic and social benefits to Canadians. However, Canadian production continues to be tempered by lower oil prices, and new federal and provincial environmental policies that differ from the regulatory approach of other competing jurisdictions.
The oil sands resources are situated almost entirely in Alberta and are delineated by three deposits. These regions, referred to as the Athabasca, Cold Lake and Peace River deposits. The Alberta Energy Regulator ("AER")8 estimated at year-end 2017 there are approximately 165 billion barrels of established reserves, of which 33 billion barrels, or 19 per cent is considered recoverable by mining and 132 billion barrels or 81 per cent can be recovered using in situ techniques.
CAPP’s latest oil sands forecast grows from 2.6 million barrels per day to 4.2 million barrels per day by 2035. Mining production grows from 1.14 million b/d in 2017 to reach 1.73 million b/d in 2035. In situ development is the primary driver of growth, expanding from 1.51 million b/d currently and reaching 2.46 million b/d by the end of the outlook.
CAPP's forecast for 2018 oil sands capital spending was $12.0 billion, which is approximately one third of the investment levels seen in 2014. Production from oil sands projects, which involve significant long-term financial commitments, drives future growth prospects for Canadian crude oil production. Companies have delayed spending on future projects that are not yet under construction, after the drop in oil prices experienced at the end of 2014. In addition to being in a lower price environment, investments have also been reduced due to the uncertainty around when or even whether new pipelines will be built.
We support both mine development and in situ projects by providing construction services such as clearing, site preparation and underground utilities installation during the three-to-four-year construction phase. Once the construction phase is completed, we transition into operations support services for customers operating oil sands mines. Our operations support services range from overburden removal to tailings management to site reclamation and continue through the typical lifecycle of the mine. A mine lifecycle traditionally was estimated by oil producers at upwards of 40 years, based on estimates of reserves and extraction technology, however more recently these estimates have grown to upwards of 50 years for some oil sand mines as a result of improvements in mining techniques, technology and reserve measurement capabilities.
The requirement for operations support services typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits (less overburden and/or higher quality bitumen) to maximize profitability and cash flow at the beginning of their projects. As the mines move through their lifecycle, easy-to-access, high-quality bitumen deposits are depleted and operators must go greater distances and move more material with a lower quantity of oil per cubic meter of sand to secure the required volume of oil to feed the plant at capacity. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas, operators will often relocate mine infrastructure in order to reduce haul distances.

8 Alberta Energy Regulator ("AER") is an independent agency responsible for providing the safe, efficient, orderly and environmentally responsible development of Alberta’s energy resources.

2018 Annual Information Form	7

NOA

This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for operations support services grows, even during periods of stable production, because the geographical footprint of existing mines expands under normal operation.
There continues to be a number of projects related to mine expansions in the advanced permitting and engineering stages across Canada and we believe this is a strong market for our construction services and operations support services. We believe we are in a position to benefit from mineral exploration spending.
Current Canadian oil sands business conditions
For the year ended December 31, 2018, 90% of our total revenues were generated from the Canadian oil sands, compared to 87% of our total revenues for the year ended December 31, 2017.
Operations support services: As a result of the significant 2014-2015 downturn in the WTI price of a barrel of oil, oil sands operators implemented reductions in their capital budget and workforce as they attempt to control costs. While these capital reductions related primarily to in situ projects, due to their higher operating cost and shorter-term nature, the oil sands operators also focused on reducing their oil sands mine cost structure for operating and maintenance capital activities.
The longer life span of oil sands mines allows oil producers to be less sensitive to shorter-term volatility in oil prices. With the majority of the capital investment in an operating oil sand mine having already occurred, we expect our oil sand customers to focus on maximizing the production from their investment while continuing to prioritize operating and capital spending discipline.s While we expect the market for operations support services to remain competitive in 2019, we do not anticipate a large slowdown in demand for our services.s We have long-term services contracts in place at four major mine sites in the oil sands through at least 2022 and we continue to actively partner with our customers to identify efficiencies that we believe can generate cost savings that both we and our customers can share in.s We believe that we have the operational flexibility and fleet capacity to quickly respond to changes in our customers' operational support requirements.s
Construction services: Capital spending on the development of long-term oil sands mining projects is not sensitive to short-term fluctuations in the price of oil. Starting and stopping long-term, capital-intensive mining projects is inefficient due to the considerable demobilization and remobilization costs that would be incurred. Despite the significant 2014-2015 drop in WTI price per barrel of oil the oil producers continued to invest in new mines and the expansion of existing mines. Suncor has started producing oil from its Fort Hills Mine Project and Canadian Natural is continuing with production expansion at the Horizon mine9.
Anticipated 2019 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on construction cost reductions rather than further project deferrals.s Investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities; however, many of the projects are subject to approvals and could also be impacted by further volatility in market conditions.s In addition, not all of the construction demand will be directly related to the Company's core heavy civil construction service offering and the market for these services remains competitive.s
Non-oil sands resource development market
Canada's non-oil sands resource development sector hosts more than 200 principal producing mines and produces more than 60 minerals and metals, ranking among the top global producers of many key commodities such as potash, uranium, nickel, aluminum and cobalt.
We pursue a variety of civil construction, site development and mine support opportunities with resource developers outside of the oil sands. The resource mining industry is of special interest to us with Canada being one of the largest mining nations in the world and our significant experience providing construction and operation support services to customers with large surface mining projects.
The conventional oil and gas industry is another market for us with major industrial construction projects that create opportunities to provide construction services. We have expertise providing site development for plants and refineries. For the year ended December 31, 2018, we generated 10% of revenue from the non-oil sands resource development market, compared to 13% of our total revenues for the year ended December 31, 2017.

9 Horizon Oil Sands mine site, a wholly owned and operated Canadian Natural Resources Limited ("Canadian Natural").

8	2018 Annual Information Form

NOA

Provincial infrastructure
We continue to pursue revenue diversification opportunities outside of the Canadian oil sands, leveraging infrastructure investment announcements by the Canadian Federal and Provincial governments. We expect to competitively bid on these projects, both individually and with strategic partners whose service offering compliments are own competitive strengths.s
Competitive Strengths
We believe our competitive strengths are as follows:
Leading market position in contract mining services
We believe we are the premier provider of contract mining services in the Canadian oil sands. We have operated in Western Canada for over 60 years and have participated in every significant oil sands mining project since operators first began developing this resource over 40 years ago. This has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and Northern Canada. We have amassed what we believe is the largest heavy civil construction and mining fleet of equipment in Canada. We believe the combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy civil construction projects, both in the oil sands and in other remote resource development locations. We also believe that this advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in both Canada and the United States.
Outstanding safety record
We attribute our success to innovation, dedication and expertise of our employees. Accidents are more than a threat to productivity; they are a threat to the well being of our people. We do all that we can to minimize these incidents by promoting a safe work environment. We believe that every employee is entitled to a healthy and safe workplace while ensuring the protection of the environment. Our operations are guided by a strict safety policy which puts worker health and safety first.
Our ultimate goal is to reduce or eliminate workplace injuries and incidents by using every means possible and through the aggressive promotion of healthy and safe work practices in the work environment. We strive to ensure the optimum success of this policy through compulsory participation by all employees, management and subcontractors.
To achieve this critical objective, we believe that there must be consequences for good or bad, positive or negative behaviour as it relates to any aspect of health, safety or protection of the environment. Employees have a personal responsibility to work safely at all times. A commitment to adhere to our standards of practice for health, safety and environment is a condition of employment. That is why we put so much focus on safety.
We continued to achieve our standard of excellence in our safety culture, as reflected by our strong safety record in 2018. We exceeded our Total Recordable Injury Rate ("TRIR") target, keeping our result well under 0.5 for the fourth year in a row. In our "journey to zero", this safety result reflects our belief that outstanding safety execution and being a leader in safety is the foundation for overall operational excellence.
Large, well-maintained equipment fleet
As of December 31, 2018, we had a heavy equipment fleet of approximately 628 owned, leased and rented units, made up of shovels, excavators, trucks and dozers as well as loaders, graders, packers and barges. This fleet is supported by a fleet of over 1,800 pieces of ancillary equipment, including various types of service and maintenance vehicles. We have a modern, well-maintained fleet of equipment to service our clients' needs. We are one of only a few contractors to operate trucks larger than 240 tons in capacity which gives us a competitive advantage with respect to both skill base and equipment availability. The size and diversity of our fleet provides us with the potential to respond on short notice and provide customized fleet solutions for each specific job.
A well-maintained fleet is critical in the harsh climatic and environmental conditions we encounter. Our new, state of the art, maintenance facility located near Edmonton, Alberta can not only accommodate the same major maintenance and repair activities as our facilities in the oil sands but was also purpose-built to repair the largest 400T haul trucks in the world as well as shovels up to 550T. This facility also provides back-up maintenance and repair requirements for oil sands equipment. In addition, we operate running repair and maintenance facilities on each of our customer's sites along with maintenance facilities for light vehicles and support equipment in the Fort McKay industrial park, Mildred Lake and Fort McMurray. We believe our combination of onsite and offsite service

2018 Annual Information Form	9

NOA

capabilities coupled with our industry leading maintenance management systems and expertise increases our efficiency and extends the life of our equipment. This, in turn, reduces costs and increases our equipment reliability and availability, thereby enhancing our competitive edge and profitability.
Broad service offering across a project’s lifecycle
We are considered to be a “first-in, last-out” service provider in the oil sands and resource development sector because we provide services through the entire lifecycle of oil sands and non-oil sands projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide an expanded range of services, including clearing, muskeg removal, site preparation, mine infrastructure construction and underground utility installation. As our mining customers move into mine production, we support the preparation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal and land reclamation. Given the long-term nature of oil sands and resource development projects, we believe that our extensive experience has enabled us to establish ongoing relationships with our customers through a continuous supply of services as we transition from one stage of the project to the next. We believe that we have demonstrated through past projects that the expertise that we have developed in mining and the oil sands is transferable to other resource industries and large earthworks related infrastructure projects across Canada and the United States.
Long-term customer relationships
We have established strong, long-term relationships with major oil sands producers and conventional oil and gas producers. Our largest customers mine bitumen in the oil sands and we have worked with each of these customers since they began operations in the oil sands. In the case of Syncrude and Suncor, our relationships date back over more than 40 years. The longevity of our customer relationships reflects our ability to deliver a strong award winning safety and performance record, a well-maintained, highly capable fleet and a staff of well-trained, experienced supervisors, operators and mechanics.
Operational flexibility
The combination of our onsite fleet and our existing relationships with multiple oil sands operators makes it possible for us to easily and cost-efficiently transfer equipment and other resources among projects. This keeps us highly responsive to customer needs and is essential in providing operational support services, where lead times are short and the work loads are highly variable. This also serves as a barrier to potential new competitors who may be unable to dedicate a fleet of equipment to the region without the security of a long-term contract. The fact that we work on the majority of major sites in the oil sands contributes to our flexibility, enhances the stability of our business model and enables us to continue bidding profitably on new contracts.
Our Strategy
Our primary goal is to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of infrastructure projects across both Canada and the United States. We will continue to focus on this goal through the following tactics:

•
Enhance safety culture: We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.

•
Grow our core business: We intend to continue the enhancement of our relationships with new and existing customers to win an increased share of the services outsourced in connection with their projects. We intend to expand our footprint with our existing customers, leveraging our recent fleet acquisition and new opportunities in our long-term customer agreements along with project efficiencies and cost savings that will benefit the outcome for both our customers and ourselves.

•
Grow our revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise and our recent investment in Nuna to secure heavy or light civil construction contracts for major resource or infrastructure projects across Canada.

•
Pursue service expansion: We intend to increase our revenue growth and diversity through marketing of our industry leading expertise in heavy equipment maintenance services. We intend to continue developing partnerships with parts and component rebuild companies that complement our maintenance services strategy

10	2018 Annual Information Form

NOA

and we intend to leverage our purpose designed and built, state of the art maintenance facility, which is capable of handling the largest of our customers’ equipment assets to grow this service offering over the coming years.

•
Further enhance our execution excellence: We intend to further enhance our execution excellences as the oil sands economy recovers from the effects of low oil prices. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability, leveraging our reliability programs, management systems and expertise, while further insourcing maintenance activities. In addition, we will leverage technological improvements, innovation and project execution expertise to further improve our operating efficiency, cost structure, and optimization of the life of our equipment fleet.

•
Continue to invest in our people, expertise and leadership: We intend to continuously build bench strength by attracting and retaining well qualified and experienced employees that build on our culture and excellence. We will continue to promote employee growth and development, leverage our performance management systems and develop leadership at all levels.

•
Grow positive free cash flow, EBIT, EBITDA, net income and earnings per share: We intend to manage our profitability and working capital while making strategic sustaining and growth capital investments to grow the generation of positive Free Cash Flow. In addition, we intend to leverage our revenue growth and diversification, profitability enhancements and our share buy-back programs to further grow our EBIT, EBITDA, net income and earnings per share.

•
Maintain a strong balance sheet: We intend to continue with our disciplined debt management program to increase financial capacity and flexibility, maintain a low cost of secured and unsecured debt and provide a stable base from which we can take advantage of organic growth and acquisition opportunities.

For a discussion on our 2018 accomplishments against our strategy see the “Significant Business Events - Accomplishments against our 2018 strategic priorities” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
General Development of the Business Over the Past Three Years
The following is a summary of the significant events that have influenced the general development of our business over the past three years:

2016

•	On January 19, 2016, the Canadian / US exchange rate dropped to a low of $0.69.

•	On February 11, 2016, the WTI price per barrel dropped to a 13-year low of $26.21 (US$/barrel).

•
On May 3, 2016, a major wildfire caused the largest evacuation in Alberta’s history as over 88,000 residents were forced to evacuate the town of Fort McMurray. It is estimated that the fire halted approximately one quarter of Canada’s oil production, equivalent to roughly 1.5 million barrels a day of bitumen and synthetic crude oil. As reported in the Canadian Press on June 15, 2016, the total lost production is estimated to be close to 28 million barrels of oil and could cost the industry upwards of $1.5 billion.

While we did not incur any significant losses to our equipment or facilities in Fort McMurray, our summer mine support activities in the second quarter of 2016 reflect our suspension of work across most of the oil sands for two months and then our customers' slower than expected operational re-start schedule which had a significant impact on our third quarter results.

•
On October 21, 2016, we were awarded a multi-year master services agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term agreement runs through to December 31, 2020 and covers services for both oil sands mining and steam assisted gravity drainage projects on all the oil sands operator's sites in the Alberta oil sands. We had previously performed mine support and construction services for this oil sands operator under a 5-year agreement that covered two mines that supported one base oil sands operation, whereas the new agreement incorporates a second oil sands mining operation being constructed (estimated late 2017 production) and also incorporates the customer's operating SAGD sites.

2018 Annual Information Form	11

NOA

•
On November 29, 2016, the Canadian federal government announced the approval for the construction of the Kinder Morgan[10] Trans Mountain pipeline expansion (twinning the existing pipeline running from Edmonton, Alberta through British Columbia to the Pacific Ocean and tripling the system capacity). In the same announcement, the Federal government:

◦
Approved the Enbridge "Line 3 Replacement" project, replacing large segments of the aging 1,660-kilometer pipeline running between Hardisty, Alberta and Superior, Wisconsin, after a year of regulatory review. However, the project continues to encounter roadblocks in the approval of the US segment of the project. The project is projected to achieve initial capacity of 760,000 barrels per day when commissioned in 2019.

◦	Rejected the construction of the Northern Gateway pipeline project (proposed to carry crude oil from Alberta to the Pacific Ocean across the northern region of British Columbia).

•	On December 31, 2017, the WTI price per barrel of oil was $53.75 (US$/barrel) and the Canadian / US exchange rate was $0.74.
2017

•
On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•
On February 1, 2017, we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oils sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities.

•
On March 14, 2017, an explosion and fire shut down Syncrude Canada Limited's (Syncrude) Mildred Lake upgrader. The repairs, coupled with the acceleration in timing of planned fall maintenance work extended the mine's full ramp up into the third quarter of 2017.

◦	As a result of this explosion and shutdown, our significant overburden removal contract with this client was cancelled.

•
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay an annual interest rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

•
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49% interest in the partnership while Dene Sky was issued a 51% interest. The partnership is carrying on business under the name "Dene North Site Services" and operates primarily in Northern Alberta.

•
On May 9, 2017, a new British Columbia provincial government was elected. The new government ran on a platform that included challenging the construction of the TMX pipeline project along with major infrastructure projects in the province.

•
On August 1, 2017, we entered into a new credit facility agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing our previous Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions (an increase from the $70.0 million revolver and $30.0 million term loan of the Previous Credit Facility). This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million (an increase from the $90.0 million limit under the Previous Credit Facility).

•
On September 20, 2017, we announced the award of a three year-term contract, which includes a two-year extension provision to provide mine support services on Highland Valley Copper Mine in British Columbia.

10 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System until August 31, 2018.

12	2018 Annual Information Form

NOA

•
On October 5, 2017, TransCanada[11] terminated their proposed Energy East pipeline (to Atlantic Canada) after it was announced that the project would be subjected to a new round of intense review by the National Energy Board as a result of new standards initiated by the federal government.

•	On October 31, 2017, we announced a change in our Board of Director and Management structure.

◦	Martin R. Ferron assumed the role of Chairman of the Board, in addition to his role as Chief Executive Officer, taking over from Ronald A. McIntosh who stepped down from his Chairman role.

◦	Joseph C. Lambert assumed the role of President in addition to that of Chief Operating Officer, taking over from Martin R. Ferron who stepped down from his President role.

◦	Bryan D. Pinney assumed the role of Lead Director of the Board.

•
During 2017, we expanded our service offerings to include heavy equipment maintenance for our customers. Maintenance has become one of our real core competencies and customers are trending towards rebuilding existing equipment rather than buying new.

•	On December 31, 2017, the WTI price per barrel of oil was $60.46 (US$/barrel) and the Canadian / US exchange rate was $0.80.

◦	On May 4, 2017, the Canadian / US exchange rate dropped to a low of $0.73, while on June 21, 2017, the WTI price per barrel dropped to a low of $42.48 (US$/barrel).
2018

•
On January 1, 2018, the Alberta provincial government implemented the second phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands.

•
On January 29, 2018, Suncor announced that they had achieved continuous operations at the Fort Hills mine for the first of three mine train from secondary extraction. The mine's production ramped up to the 194,000 barrels per day capacity by late 2018.

•
On January 30, 2018, Suncor announced that it will proceed with the phased implementation of 150 autonomous haul trucks at their company-operated mines, starting with the North Steepbank mine. These autonomous haul trucks, are expected to replace approximately 33% of Suncor's current haul truck fleet over the next six years. Autonomous haul trucks are best suited for ore handling applications due to the consistency of the load and the predictability of the route, while many earthmoving activities that we perform, such as tailings pond related mature fine tailings ("MFT") hauling, are not suitable applications for automation.

•	On February 12, 2018, Suncor announced the agreement to acquire Mocal Energy Limited's 5% interest of Syncrude Canada Limited. Suncor now holds a 58.74% interest in Syncrude.

•
On June 4, 2018, we announced a two-year extension of a key Master Services Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities, taking this agreement out to August 2022.

◦
As part of this extension we secured a three-year term contract for overburden removal with this customer that commenced in 2019, after a previously announced 2018 term contract. In addition, we secured a three-year reclamation contract with this customer, which commenced in 2018. The combined defined scope work of these new contracts contributed approximately $275 million to our backlog.

11 TransCanada Corporation (TransCanada)

2018 Annual Information Form	13

NOA

•	On August 30, 2018, the Federal Court of Appeals overturned the Federal Government approval of the project, citing an incomplete review process performed by the National Energy Board ("NEB").

◦	The Trans Mountain Expansion (TMX) pipeline twinning by Kinder Morgan (to Vancouver, BC) was approved in November 2016 with 190 environmental and social conditions.

◦
On August 31, 2018, the pipeline was purchased by the Trans Mountain Corporation, a wholly owned subsidiary of the Canada Development Investment Corporation that is accountable to the Government of Canada. The NEB expects to complete the final review activities, cited by the Federal Court of Appeals as incomplete, by mid-2019, however the pipeline expansion project continues to face legal challenges and environmental protests.

•	On September 10, 2018 Jason Veenstra was appointed to our Management team as Executive Vice President and Chief Financial Officer.

•
On October 3, 2018, S&P Global Ratings ("S&P")[12] changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a "B+" if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.

•	On October 3, 2018, the WTI price per barrel hit a high for the year of $75.60 (US$/barrel) before dropping by almost 16% to a 2018 low of $42.53 (US$/barrel) on December 24, 2018.

◦
During October 2018, the Western Canada Select (WCS) discount to the WTI price per barrel of oil reached an all-time high, with the WCS price per barrel trading at a discount of more than $52.00 against the WTI price per barrel. The differential is driven by the dependence on limited pipeline capacity or the use rail cars to transport the increasing production levels of heavy crude from Alberta to major markets.

◦
During the last quarter of 2018, while WTI price per barrel fell by the aforementioned 16%, WCS fell 59% during this same period as a result of increased inventories caused by limited pipeline take-away capacity.

•
On November 1, 2018, we closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively the "Nuna Group of Companies" or "Nuna"), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash. The majority 51% ownership interest in Nuna is held by the Kitikmeot Corporation, a wholly owned business arm of the Kitikmeot Inuit Association. The acquisition of the ownership interest in Nuna is aligned with our strategic goals as it expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.

•
On November 23, 2018, we closed the acquisition of a heavy equipment fleet for $198.0 million subject to closing adjustments defined in the purchase agreement. The purchase agreement included an initial payment of $151.2 million and the assumption of $12.6 million in capital leases and equipment related promissory notes from the vendor. The balance of the price will be paid in three installments, six, twelve and eighteen months from the closing date.

•
In November 2018, we opened our newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was custom designed to accommodate all sizes of equipment, including the ultra-class 400-ton haul trucks used by our clients. The new maintenance facility replaces our less efficient leased facility and provides improved functionality and best-in-class technology that will help us continue driving down our maintenance costs while also helping us to grow our external maintenance offering.

12 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

14	2018 Annual Information Form

NOA

•
In November 2018, entered into a newly formed partnership, the Mikisew North American Limited Partnership ("Mikisew partnership")[13], to provide construction and mining services to our oil sands customers. Our partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation. The Mikisew Cree are the largest First Nation of the five Athabasca Tribal Nations and we are excited to be business partners as we build our relationship in the oil sands region.

•
On November 23, 2018, we entered into an upsized Amended and Restated Credit Agreement (the "Credit Facility") with our banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms, maintains attractive rates and provided sufficient flexibility to allow for the significant heavy construction equipment fleet acquisition transaction that closed on the same day.

◦
The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).

◦	This facility matures on November 23, 2021, with an option to extend on an annual basis.

◦	The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million.

•
In November 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada ("BDC") for $19.9 million, which was drawn to cover costs already incurred in relation to our recent acquisition of land and the related construction of the Acheson, Alberta maintenance facility and corporate office.

•
On December 3, 2018, the Alberta Government announced a temporary 8.7% cut (or a decrease of 325,000 barrels per day) in the production of raw crude oil and bitumen, starting on January 1, 2019. The reduced production measure was in reaction to the significant price differential between the Western Canadian Select and West Texas Intermediate[14] oil prices, driven primarily by the more than 25 million barrels of processed oil currently in storage, waiting for inventory take-away capacity improvements that have been limited by Canadian regulatory delays.

•
On December 10, 2018, we announced a three-year extension of a key Multiple Use Agreement ("MUA") with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term extension takes this agreement out to December 2023.

◦	The MUA included a long-term right of first refusal purchase arrangement to acquire the customer's used large mining trucks and shovels.

◦
In addition, as part of this extension we secured a five-year contract through 2023 for earthworks services at the customer's mine. The defined scope work contributed approximately $757 million to our backlog.

◦
On December 18, 2018, we exercised our right under the MUA on an initial offering of thirty-one trucks for delivery during 2019. The arrangement includes sixteen 380-ton capacity ultra-class haul trucks, a first for us and a size for which the new Acheson maintenance facility was purposely designed.

•
During 2018, we used $9.5 million in cash to purchase and subsequently cancel a total of 1,281,485 common shares at an average price of $7.44 per share. The current year NCIB reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018.

◦
This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used an additional $5.1 million in cash for the purchase of treasury shares in 2018). As at December 31, 2018, there are no outstanding NCIB programs in effect.

•
On December 31, 2018, the WTI price per barrel of oil was $45.15 (US$/barrel) and the Canadian / US exchange rate was $0.73 (an annual low, down from the 2018 peak of $0.82 achieved on February 2, 2018).

13 Mikisew Group of Companies is owned directly by the Mikisew Cree First Nation. The Mikisew Group of Companies is comprised of two main operating entities (wholly owned) and 11 limited partnerships and joint ventures (majority owned)
14 West Texas intermediate ("WTI") prices are reported by the U.S Energy Administration information.

2018 Annual Information Form	15

NOA

For a complete discussion of the significant business events for each year see the “Significant Business Events” section of our respective annual MD&As. For a complete discussion of active projects, contract awards and the status of our current customer contracts see "Projects, Competition and Major Suppliers - Active Projects", below.
D. PROJECTS, COMPETITION AND MAJOR SUPPLIERS
Active Projects
Suncor: Steepbank Mine, Millennium Mine and Fort Hills Mine
Suncor's current mining operation includes the Steepbank15, Millennium16 and Fort Hills mines, which have a current combined average production capacity of approximately 500,000 bbl/d17. Suncor is focusing their expansion efforts on the Fort Hills mine development project, which achieved continuous operations on the first of three mine trains from secondary extraction in early 2018 and reached its planned production capacity of 194,000 bbl/d by late 201818. Suncor owns 53.06% of the Fort Hills project (Total E&P Canada Ltd. owns 26.05% and Teck Resources Limited owns 20.89%).
In October 2016, we were awarded a five-year long-term services agreement to provide reclamation, tailings pond maintenance, overburden removal, civil construction, mine services and site services at Suncor’s Steepbank, Millennium, and Fort Hills mines in addition to Suncor's SAGD projects in the oil sands. In 2018, the Suncor long-term services agreement was renegotiated and extended from a five-year contract to an eight-year contract. The three-year extension takes the existing expiration date to December 31, 2023.
In 2018, we provided mine support, reclamation, civil construction and overburden removal service at the Millennium mine and civil construction and overburden removal services at the Fort Hills mine to support Suncor's efforts to manage their cost of operations while maximizing their mine production. The work at the Fort Hills mine was secured through our Mikisew North American Limited Partnership. Work authorizations are issued for projects under both time-and-materials and unit-price arrangements.
We were recently awarded a five-year contract through 2023 for earthworks services at Suncor's mines, which includes winter mine services work, performing overburden removal and tailings pond maintenance and reclamation activities for this customer. Oil sands tailings are the remaining water, clay, silt, sand and residual hydrocarbons left after the majority of the hydrocarbons are extracted from the ore during the water-based bitumen extraction process. Our tailings pond maintenance and reclamation work with Suncor is in support of their Tailings Reduction Operation initiative to accelerate their tailings pond performance, reducing the overall tailings pond footprint requirements of their production process.
Suncor announced in early 2018 that they would be introducing a fleet of automated haul trucks, replacing approximately 33% of their existing large capacity ore hauling truck fleet. We have provided operational support services to Suncor for over thirty years with a fleet of smaller, lower cost and more flexible trucks to perform a variety of important tasks that keeps their mines operating. We believe that Suncor's haul truck automation plans will not affect the demand for our services and may in fact benefit us as the shrinking population of well-trained Fort McMurray based equipment operators will be bolstered by those operators that come available with the introduction of automated haul trucks.
Syncrude: Mildred Lake Mine and Aurora Mine
Syncrude's current mining operations include the Mildred Lake and Aurora mines, which have a current combined production capacity of approximately 350,000 bbl/d19. Further expansions have been announced for a stage 3 de-bottlenecking project, which could potentially add an additional capacity of 75,000 bbl/d20. As discussed in "General Development of the Business Over the Past Three Years", Suncor recently bought out Canadian Oil Sand's, and their 36.74% ownership of Syncrude. In addition, Suncor bought Murphy Oil Corporation's Canadian subsidiary's 5% ownership in Syncrude and Mocal Energy Limited's 5% ownership in Syncrude. Suncor now holds a 58.74% interest in Syncrude, partnered with Imperial Oil Resources Limited, the operator (25%), Sinopec Oil Sands Partnership (9.03%), and CNOOC Oils Sands Canada (7.23%).

15 Steepbank mine, owned and operated by Suncor Energy Inc.
16 Millennium mine, owned and operated by Suncor Energy Inc.
17 As reported in the Oil Sands Magazine (www.oilsandsmagazine.com) - updated January 28, 2019.
18 Ibid.
19 Ibid.
20 Ibid.

16	2018 Annual Information Form

NOA

In August 2015, Syncrude awarded us a new five-year long-term services agreement for the Mildred Lake and Aurora mines, which enables us to perform various types of civil construction projects, overburden removal, reclamation and mine support services for this customer. On June 4, 2018, the long-term services agreement was extended, taking the agreement to an August 31, 2022 expiry. Construction work authorizations are issued for projects under both time-and-materials and unit-price arrangements.
As part of this extension we secured a three-year term contract for reclamation services at the Mildred Lake mine that commenced in 2018 and a three-year term contract for overburden removal services at this same mine that commenced in 2019, after a previously announced 2018 overburden removal term contract. In addition, we were awarded three-year commitments for reclamation and overburden removal services at Syncrude's Aurora mine late in 2018.
In 2018, we executed on the overburden removal and reclamation services contracts along with performing on various civil construction projects and providing mine support services at both the Mildred Lake and Aurora mines under the agreement.

Imperial Oil: Kearl Mine
The Kearl oil sands project is jointly owned between Imperial Oil Resources Limited ("Imperial Oil"), operator (71%) and ExxonMobil Canada (29%). With the commissioning of the Phase 2 expansion in late 2015, the Kearl mine has reached 220,000 bbl/d in production capacity21. Future expansion and de-bottleneck phases are expected to increase total production capacity to 345,000 bbl/d22.
On February 1, 2017, we entered into a new five-year long-term services agreement with Imperial Oil for the performance of reclamation, overburden removal, mine support services and civil construction activities at the Kearl site. The renewed agreement expires on January 31, 2022. This replaced a previous long-term agreement covering similar services for civil construction and mine support services at the Kearl site, which expired on January 2017.
On August 9, 2017, we entered into a five-year long-term agreement with Imperial Oil for surveying and survey related service at the Kearl site. The agreement expires on August 8, 2022. Our Dene North partnership is supporting us in the execution of this long-term contract.
Canadian Natural: Horizon Mine
Canadian Natural completed construction of its Horizon Oil Sands Project and achieved first oil production in early 2009. This oil sands mining project currently has total production capacity of 294,000 bbl/d, having recently completed a significant capacity expansion project23.
In August 2015 we were awarded a five-year long-term services agreement with Canadian Natural for mine support and civil construction activities. The agreement expires on June 30, 2020. We performed various minor mine services projects under the long-term agreement in 2016 but were not active at this mine site in 2017 or 2018.
Teck Resources Limited: Highland Valley Copper Mine
Teck's Highland Valley Copper mine, located in southern British Columbia, produces copper and molybdenum concentrates with over 30 million tonnes of reserves in the current life of the mine plan. Current planned production rates are projected to be supported by reserves and resources until 2026.
In August 2017, we were awarded a contract for Tailings construction through 2019. We commenced mobilization of our fleet to site in September 2017 and began operations in October 2017. We are moving into the final construction phase of the contract and work is expected to be complete in the summer of 2019.s
External Equipment Maintenance
In the current year, we continued to leverage our expertise in equipment maintenance by growing our external maintenance service offering to external customers. In 2018, we completed the frame replacement and rebuild of large capacity heavy haul trucks and dozers along with the rebuild of multiple dozer track frames in our new state of the art maintenance facility near Edmonton, Alberta. We believe that this initiative could have a discernible impact on our results in 2019 and beyond.s

21 Ibid.
22 Ibid.
23 As reported in the Oil Sands Magazine (www.oilsandsmagazine.com) - updated January 28, 2019.

2018 Annual Information Form	17

NOA

Recently Completed Projects
Teck Resources Limited: Fording River
Teck's Fording River24 operation, located in southeastern British Columbia, is one of five of Teck's steel-making coal operations in the Elk Valley. The current annual production capacities of the mine and preparation plant are approximately 8.5 million and 9.5 million tonnes of clean coal, respectively. Reserves at the Fording River mine are projected to support mining at planned production rates for an additional 52 years.
In June 2017, we were awarded a contract to provide mine support services at the Fording River coal mine. We mobilized our fleet in late June 2017 with operations starting in July 2017. The project was completed in the spring of 2018 at which time we demobilized our fleet.
Imperial Metals: Red Chris Copper Mine
Red Chris mine25 is an open pit copper and gold mine located in northwest British Columbia. Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals, owns and operates the Red Chris mine.
In June 2016, we were awarded a civil construction contract to build the expansion of tailings dams at the copper and gold mine in Northeastern BC, to support site open pit mining activities. In the fourth quarter of 2016, we completed a scope of work relating to the construction of two tailing pond dams. During 2017 we continued to provide equipment rentals to the operator over the winter and in the fourth quarter of 2017 we completed a second scope of tailings pond dam construction at which time we demobilized from the site.
Competition
Much of our business is secured through the formal bidding process, and remains competitive. Our competitive environment and customer behavior in the oil sands has continued to remain focused on lowering costs and getting the best value for their dollar. As the economy in the oil sands struggles with lack of new pipeline capacity and now government imposed cuts to crude output, oil sands operators continue to focus on controlling costs. Some of our customers have also taken a different approach to contracting on their sites and have embarked on contractor consolidation, signing of longer term agreements with committed volumes to ensure safe and cost-conscious execution certainty. The lack of new pipeline capacity has led to the curtailment of customer investment in SAGD development projects resulting in some competitors getting out of the space as well as stiffer competition for oil sands project tenders, with the remaining competitors. In the past year, we have seen one of our competitors exit the large earthworks market and one of our competitors expand their reliance on a joint venture partnership.

The competition outside of the oil sands remains equally competitive, while our customers continue to increase the number of competitors on the bid list, in efforts to achieve lower pricing. In some cases, we are seeing willingness from the customer to entertain alternate pricing arrangements such as “risk/reward” agreements, where the customer is willing to share in some of the risks, provided there is corresponding costs savings to warrant taking on such risks.
Our principal competitors in the larger earthworks scopes include Klemke Mining Corporation, G/K Joint Venture (Graham/Klemke Mining), Ledcor Construction Limited and Thompson Bros. (Constr) LP. In underground utilities installation, Sureway Construction Ltd., Voice Construction Ltd., Ledcor Construction Limited, KBR Inc., Aecon Group Inc., Graham Construction Ltd. and OCL are our major competitors. Competitors in the labour and equipment supply scopes include Clearstream Energy and Heavy Metal/Emeco Canada.

24 Fording River Mine, owned and operated by Teck Resources Limited
25 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.

18	2018 Annual Information Form

NOA

Major Suppliers
We have long-term relationships with the following equipment suppliers:

•	Finning International Inc. (over 50 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet;

•	Wajax Corporation (over 25 years), the supplier of our mining and construction Hitachi excavators and shovels;

•	Brandt Tractor Ltd. (over 35 years), the Alberta supplier for our construction John Deere excavators; and

•	SMS Equipment Inc. (over 10 years), the Canadian supplier of a large capacity fleet of our Komatsu mining trucks.
In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, maintenance parts and service labour.

•
Brake Supply Inc. (over 10 years), our prime supplier of mining equipment hydraulic cylinders for our Caterpillar mining equipment and an alternative supplier of powertrain components for select Caterpillar equipment.

•	Hydraulic Repair and Design (over 10 years), our prime supplier of hydraulic cylinders and pumps for our Hitachi mining shovels and excavators.
We continue to work with all of our suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment.
We have a tire agreement and allocations with Bridgestone along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages.s However, as the global mining and commodities markets strengthen, tire supply can be negatively affected by natural disasters, raw material shortages or unscheduled interruptions from global production facilities.
E. RESOURCES AND KEY TRENDS
Fleet and Equipment
We operate and maintain a heavy equipment fleet, including dozers, graders, loaders, mining trucks, shovels, compactors and excavators. We also maintain a fleet of ancillary vehicles including various types of service and maintenance vehicles. Overall, the equipment is in good condition, subject to normal wear and tear. Our Credit Facility is secured by liens on substantially all of our equipment. We lease some of this equipment under lease terms that include purchase options.
We acquire our equipment in two ways: capital expenditures or capital leases (for a discussion on our equipment additions see the “Resources and Systems - Capital Resources and Use of Cash”, section of our annual MD&A, which section is expressly incorporated by reference into this AIF). The following table sets forth our owned and leased heavy equipment fleet (does not include rental equipment) as at December 31, 2018:

Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Articulating trucks	30 to 40 tons	305 ‑ 406	5	26
Mining trucks	40 to 330 tons	476 ‑ 2,700	174	63
Shovels	18‑80 cubic yards	1,300 ‑ 3,760	9	1
Excavators	1 to 29 cubic yards	90 ‑ 1,944	43	39
Dozers	20,741 lbs to 230,100 lbs	96 - 850	81	28
Graders	14 to 24 feet	150 ‑ 500	24	5
Loaders	1.5 to 16 cubic yards	110 ‑ 690	41	10
Packers	14,175 to 68,796 lbs	216 ‑ 315	6	—
Other heavy equipment			19	2
Total			402	174
We believe our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We complement our equipment fleet through the short-term (less than 12 months) rental of equipment to meet the demands of specific projects. Our equipment fleet is currently split among owned (64%), leased (28%) and rented equipment (8%). Our equipment ownership strategy allows us to meet our

2018 Annual Information Form	19

NOA

customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.
Facilities
Our corporate head office is located in Acheson, Alberta with our primary administrative functions being carried out from that office where we also have a major equipment maintenance facility. Additional project management and equipment maintenance functions are carried out from leased and owned regional facilities near Fort McMurray, Alberta. The following table describes our primary facilities:

Location	Function	Owned or Leased	Lease Expiration Date
Acheson, Alberta	Corporate head office, administrative office and major equipment repair facility	Owned	N/A

Fort McMurray, Alberta (Syncrude Ruth Lake site)	Regional office and large maintenance facility	Building owned, land provided	8/31/2021
Credit Facility
For a description of our credit facilities, see the “Credit Facility” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Variability of Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•
the level of borrowing under our secured and unsecured senior debt and the number of assets secured through capital leases and the corresponding interest expense recorded against the outstanding balance of each.

For a description of our variability of results, see the “Summary of Quarterly Results” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. Federal, provincial and municipal authorities, such as Alberta Environment,

20	2018 Annual Information Form

NOA

Saskatchewan Environment, the British Columbia Ministry of Environment and other governmental agencies, administer these laws and regulations.
The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in relation to such claims. For example, some laws can impose strict joint and several liabilities on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants that obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to harmful substances.
Our construction contracts require us to comply with environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.
Capital expenditures relating to environmental matters during the fiscal years ended December 31, 2018 and 2017 were not material. We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.
Legal Proceedings and Regulatory Actions
For a description of legal proceedings and regulatory actions, see the “Legal and Labour Matters - Legal Proceedings and Regulatory Actions” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
No Defaults
Neither the Company nor its subsidiaries are in default of any obligations related to indebtedness, nor is the Company in arrears with respect to payment of dividends.
Employees and Labour Relations
For a description of our employees and labour relations, see the “Legal and Labour Matters - Employees and Labour Matters” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
G. DESCRIPTION OF SECURITIES AND AGREEMENTS
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on www.sedar.com. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorized us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). As at December 31, 2018, we have used almost $9.5 million in cash to purchase and subsequently cancel a total of 1,142,762 common shares, at an average price of $7.44 per share. This NCIB expired on August 13, 2018. The NCIB reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018. This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used $5.1 million in cash for the purchase of treasury shares in 2018).

2018 Annual Information Form	21

NOA

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
Purchases of shares by the company during the year ended December 31, 2018 on the New York Stock Exchange:

Period	Total number of shares purchased	Average price paid per share ($)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of share that may yet be purchased under the plans or programs
January 1 - 31	—	—	—	1,454,994
February 1 - 28	—	—	—	1,454,994
March 1 -31	2,085	6.15	804,947	1,452,909
April 1 - 30	—	—	—	1,452,909
May 1 - 31	—	—	—	1,452,909
June 1 - 30	—	—	—	1,452,909
July 1 - 31	—	—	—	1,452,909
August 1- 31	—	—	—	1,452,909
September 1 - 30	—	—	—	—
October 1 - 31	—	—	—	—
November 1 - 30	—	—	—	—
December 1 - 31	—	—	—	—
Purchases of shares by the company during the year ended December 31, 2018 on the Toronto Stock Exchange:

Period	Total number of shares purchased	Average price paid per share ($)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of share that may yet be purchased under the plans or programs
January 1 - 31	177,000	6.29	1,999,695	1,102,486
February 1 - 28	—	—	1,999,695	1,102,486
March 1 -31	165,700	6.96	2,165,395	936,786
April 1 - 30	458,600	7.11	2,623,995	478,186
May 1 - 31	150,900	8.17	2,774,895	327,286
June 1 - 30	38,300	7.96	2,813,195	288,986
July 1 - 31	206,500	7.90	3,019,695	82,486
August 1- 31	82,400	9.31	3,102,095	86
September 1 - 30	—	—	3,102,095	—
October 1 - 31	—	—	3,102,095	—
November 1 - 30	—	—	3,102,095	—
December 1 - 31	—	—	3,102,095	—
On June 12, 2014, we entered into a trust agreement under which the trustee purchases and holds common shares until such time that units issued under the equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans are to be settled. Units granted under our RSU and PSU plans typically vest at the end of a three-year term.
As at February 22, 2019, there were 27,120,816 voting common shares outstanding, which included 2,087,840 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,088,816 common shares, including 2,084,611 common shares classified as treasury shares at December 31, 2018). We had no non-voting common shares outstanding on any of the foregoing dates.

22	2018 Annual Information Form

NOA

Additional information about our share capital as well as information about our Articles of Incorporation, By-Laws and the Canadian Business Corporations Act can be found in “Description of Share Capital” of our Registration Statement on Form F-1 (333-144222) filed with the SEC on June 29, 2007, which section is expressly incorporated by reference into this AIF.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors.
In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.
Options
Other than pursuant to the exercise of options under the stock option plan, there have been no issuances of shares.
Dividends
On February 19, 2014, we announced that as part of our long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. We intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2018 on each of the following dates: January 5, 2018; April 6, 2018; July 6, 2018 and October 5, 2017. At December 31, 2018, an amount of $510 was included in accrued liabilities related to the dividend declared on October 29, 2018. This amount was subsequently paid to shareholders on January 4, 2019. During the year ended December 31, 2017, we paid dividends on January 6, 2017; April 7, 2017; July 7, 2017 and October 6, 2017. During the year ended December 31, 2016, we paid dividends on January 23, 2016; April 8, 2016; July 8, 2016; and October 7, 2016.
Trading Price and Volume
Our common shares are listed on the TSX and on the NYSE. As of December 31, 2018, we had 57 registered shareholders, with 26,699,485 (98.6%) of our registered shares being held in the US and 389,331 (1.4%) of our registered shares being held in Canada. These numbers are not representative of our beneficial shareholdings, however, because 98.6% of our registered shares are held by CEDE & Co, a US organization that processes transactions on behalf of the Depository Trust Company. Accordingly, most of our Canadian beneficial shareholders ultimately hold shares through CEDE & Co.

2018 Annual Information Form	23

NOA

The following tables summarize the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis from January 2017 to January 2018:

Toronto Stock Exchange
Date	High ($)	Low ($)	Volume
January 2019	14.55	11.77	1,066,600
December 2018	13.08	10.64	1,199,000
November 2018	15.43	11.19	2,299,000
October 2018	16.41	12.20	3,485,100
September 2018	13.21	9.61	1,482,600
August 2018	11.17	8.72	986,100
July 2018	8.80	6.62	547,800
June 2018	8.62	7.45	274,200
May 2018	8.95	7.05	609,000
April 2018	7.99	6.53	807,700
March 2018	7.48	5.82	616,900
February 2018	6.75	5.11	253,800
January 2018	6.67	5.85	494,600

New York Stock Exchange
Date	High ($)	Low ($)	Volume
January 2019	10.82	8.59	1,582,700
December 2018	9.80	7.82	2,691,100
November 2018	11.79	8.48	4,845,400
October 2018	12.68	9.27	11,337,100
September 2018	10.25	7.25	5,125,800
August 2018	8.40	6.68	2,188,700
July 2018	6.79	5.35	670,100
June 2018	6.65	5.55	569,400
May 2018	7.02	5.60	991,300
April 2018	6.35	5.00	1,181,500
March 2018	5.75	4.55	952,600
February 2018	5.30	4.20	569,600
January 2018	5.40	4.70	761,000
The table below summarizes the five year annual high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the year ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2018	12.68	4.20	16.41	5.11
2017	5.70	3.70	7.48	4.52
2016	4.20	1.39	5.57	1.95
2015	3.23	1.57	3.95	2.10
2014	8.50	2.92	9.22	3.38

24	2018 Annual Information Form

NOA

The table below summarizes the quarterly high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the quarter ended	High ($)	Low ($)	High ($)	Low ($)
December 31, 2018 (Q4)	12.68	7.82	16.41	10.64
September 30, 2018 (Q3)	10.25	5.35	13.21	6.62
June 30, 2018 (Q2)	7.02	5.00	8.95	6.53
March 31, 2018 (Q1)	5.75	4.20	7.48	5.11
December 31, 2017 (Q4)	5.05	3.85	6.68	4.92
September 30, 2017 (Q3)	4.55	3.70	5.99	4.52
June 30, 2017 (Q2)	5.40	4.00	7.23	5.30
March 31, 2017 (Q1)	5.70	3.85	7.48	5.17
The table below summarizes the six months high and low market prices for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars):

	New York Stock Exchange		Toronto Stock Exchange
For the six months ended	High ($)	Low ($)	High ($)	Low ($)
December 2018	12.68	5.35	16.41	6.62
June 2018	7.02	4.20	8.95	5.11
December 2017	5.50	3.70	6.68	4.52
June 2017	5.70	3.85	7.48	5.17
Taxation
The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel, or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.
In Canada, income tax is imposed by the federal government and all provincial governments. The primary basis for taxation in Canada is the residence of the taxpayer. Both the federal Income Tax Act and provincial tax legislation impose tax on income from all sources and most capital gains of Canadian residents, regardless of the country in which the income is earned.
Canadian federal tax legislation generally requires that a non-resident be subject to withholding tax on most forms of passive income, including dividend payments or dividends deemed to be paid to the Company's non-resident shareholders.
A resident of Canada who makes a payment to a non-resident in respect of most forms of passive income (including dividends, management fees and royalties) is generally required to withhold tax equal to 25% of the gross amount of the payment. The resident payer (the Company) is required to deduct the tax and remit it to the Canadian tax authorities on behalf of the non-resident. Shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amounts withheld will generally be creditable for United States income tax purposes.
Registration Rights Agreement
At the time of our IPO, we entered into registration rights agreements with certain shareholders. The only shareholder who is still party to such agreement is Mr. William Oehmig, one of our directors. The shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares we initiate under the Securities Act of 1933 (“Securities Act 1933”), as amended. In addition, such shareholders have the right to require us to affect the registration of all or any part of such shareholders’ common shares under the Securities Act 1933, referred to as a “demand registration,” so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the SEC has ordered or declared effective fewer than four demand registrations initiated by us pursuant to the registration rights agreement. If the aggregate number of common shares that the shareholders party to the agreement request us to include in any registration, together, in the case of a registration we initiate, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have

2018 Annual Information Form	25

NOA

the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights.
We may opt to delay the filing of a registration statement required pursuant to any demand registration for:

•	up to 120 days following a request for a demand registration if:

•	we have decided to file a registration statement for an underwritten public offering of our common shares, from which we expect to receive net proceeds of at least US$20.0 million; or

•
we have initiated discussions with underwriters in preparation for a public offering of our common shares from which we expect to receive net proceeds of at least US$20.0 million and the demand registration, in the underwriters’ opinion, would have a material adverse effect on the offering; or

•	up to 90 days following a request for a demand registration if we are in possession of material information that we reasonably deem advisable not to disclose in a registration statement.
Our right to delay the filing of a registration statement if we possess information that we deem advisable not to disclose does not obviate any disclosure obligations which we may have under The Securities Exchange Act of 1934 or other applicable laws; it merely permits us to avoid filing a registration statement if our management believes that such a filing would require the disclosure of information which otherwise is not required to be disclosed and the disclosure of which our management believes is premature or otherwise inadvisable.
The registration rights agreement contains customary provisions whereby we and the shareholders party to the agreement covenant to indemnify and contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act 1933. The registration rights agreement requires us to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which mature on March 31, 2024.
Debt Ratings
On October 3, 2018, S&P Global Ratings ("S&P") changed our company outlook from "stable" to "positive" while affirming our "B" long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a "B+" if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.
Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website.

26	2018 Annual Information Form

NOA

Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
H. MATERIAL CONTRACTS
We are party to the following material contracts, which are contracts other than those entered into in the ordinary course of our business, as the same have been amended from time to time:

•
Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors. Please refer to the most recently filed Notice of Annual Meeting and Management Information Circular (the "management information circular") for details;

•
Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto. Please refer to “Description of Securities and Agreements – Registration Rights Agreement” for details; and

•	Amended and Restated 2004 Share Option Plan dated May 30, 2018. Please refer to the most recently filed management information circular for details;
I. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected for a one-year term or until such person’s successor is duly elected or appointed, unless his office is earlier vacated. Under the Articles of Amalgamation and Bylaws of the Company: (a) a director may not vote on or sign any resolution to approve a material contract with the Company where that director is or would be party to such contract or has a material interest in any person who is or would be a party to that contract; (b) remuneration of directors is set by the board as a whole by resolution at a properly called meeting with the required quorum present; (c) the board has the power to borrow money on the credit of the Company, which power is not limited except as it may be limited by law, and which power may be delegated to a committee of the board, to one or more of the directors and officers of the Company or to any other person as may be designated by the board; and (d) there is no mandatory retirement age for directors. The Articles of Amalgamation and Bylaws of the Company do not impose shareholding requirements on directors, but rather such requirements are imposed by virtue of the Director and Officer Shareholding Guidelines adopted by the board which are explained in detail in our most recently filed management information circular.
Unless otherwise indicated below, the business address of each of our directors and executive officers is 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. As at February 22, 2019, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,718,375 common voting shares of the Company (representing approximately 10.0% of all issued and outstanding common voting shares). There is no family relationship between any of the Company’s directors or senior officers. There is no arrangement or understanding with any major shareholder, customer, supplier or other person pursuant to which any director or executive officer has been appointed to his position with the Company.

2018 Annual Information Form	27

NOA

The following table sets forth information about our directors and executive officers. Ages reflected are as at February 1, 2019.

Name and Municipality of Residence	Age	Position	In Current Role Since
Martin R. Ferron	62	Chairman of the Board and Chief Executive Officer	October 31, 2017
Edmonton, Alberta, Canada
Joseph C. Lambert	54	President and Chief Operating Officer	October 31, 2017
St. Albert, Alberta, Canada
Barry W. Palmer	57	Senior Vice-President, Operations	November 28, 2018
Morinville, Alberta, Canada
Jason W. Veenstra	40	Executive Vice-President and Chief Financial Officer	September 10, 2018
Edmonton, Alberta, Canada
Robert J. Butler	58	Vice-President, Finance	April 2, 2015
Sherwood Park, Alberta, Canada
Jordan A. Slator	48	Vice President and General Counsel; Corporate Secretary	November 28, 2018
Edmonton, Alberta, Canada
David G. Kallay	47	Vice President, Health, Safety Environment and Human Resources	November 28, 2018
St. Albert, Alberta, Canada
Bryan D. Pinney	66	Lead Director	October 31, 2017
Calgary, Alberta, Canada
Ronald A. McIntosh	77	Director	May 20, 2004
Calgary, Alberta, Canada
William C. Oehmig	69	Director	May 20, 2004
Chattanooga, Tennessee, United States
Thomas P. Stan	61	Director	July 14, 2016
Calgary, Alberta, Canada
Jay W. Thornton	62	Director	June 7, 2012
Calgary, Alberta, Canada
John J. Pollesel	55	Director	November 23, 2017
Edmonton, Alberta, Canada
Martin R. Ferron is presently the Chief Executive Officer of the Corporation and was appointed Chairman of the Board on October 31, 2017. He originally joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.
Joseph C. Lambert became President of the Corporation on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012. Prior to that, Mr. Lambert's career began in the gold industry where he spent 17 years in roles of increasing responsibility in engineering and operations both open pit and underground. Mr. Lambert's more recent contracting and oil sands experience included positions as General Manager with Ledcor and Mine

28	2018 Annual Information Form

NOA

Development Manager, Oil Sands with Shell. Mr. Lambert graduated from the South Dakota School of Mines and Technology with a B.S. in Mining Engineering in 1986.
Jason W. Veenstra joined us on September 10, 2018 as Executive Vice President and Chief Financial Officer. Mr. Veenstra came from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division. Prior to Finning, Mr. Veenstra spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer. Mr. Veenstra also has experience in the nickel industry with Sherritt International and the insurance industry with Forensic Investigations. Mr. Veenstra articled to become a Chartered Accountant at Ernst & Young. He holds an accounting designation from CPA Alberta and a Bachelor of Commerce degree from the University of Alberta.
Barry W. Palmer became Senior Vice President, Operations on November 28, 2018. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then Mr. Palmer has advanced through the company holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager; and Vice-President, Heavy Construction and Mining Operations. Over the course of his more than 35 years within the construction industry, Mr. Palmer has worked in aggregate, road building, civil and heavy construction and mining. Before joining us, Mr. Palmer worked for PCL and Steels of Canada.
Robert J. Butler became Vice President, Finance on April 2, 2015. Mr. Butler joined us as Corporate Controller in June 2008 and was promoted to General Manager, Finance on June 1, 2013. Mr. Butler's career in Finance extends over more than 30 years with roles of increasing responsibility with extensive experience leading accounting and financial reporting teams and overseeing the design and implementation of internal financial controls, processes and reporting systems. Previously, Mr. Butler served as Director, Finance for Lafarge Canada Inc., Aggregates and Concrete Division. Mr. Butler holds a Chartered Professional Accountant ("CPA,CGA") designation, a Bachelor of Arts degree in Economics from the University of British Columbia and a Diploma in Financial Management from the British Columbia Institute of Technology.
Jordan A Slator became Vice President and General Counsel on November 28, 2018. Mr. Slator originally joined the Corporation as General Counsel on August 30, 2010. He has also served as Corporate Secretary since June 2, 2011. Mr. Slator began his career in law with Miller Thomson LLP in Edmonton after being called to the Alberta bar in 1996. He practiced in the firm’s corporate commercial department, advising a wide range of clients, from owner-operated businesses to large multi-national corporations, financial institutions and governments. He has extensive experience in corporate and commercial matters including mergers and acquisitions, banking and financing, commercial real estate and leasing, intellectual property, director liability, securities regulation and construction law. Mr. Slator holds a Juris Doctorate degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Alberta.
David G. Kallay became Vice President, Health, Safety, Environment and Human Resources on November 28, 2018. Mr. Kallay originally joined the Corporation as Health and Safety Manager on December 1, 2008. He was promoted to General Manager of Health, Safety, Environment and Training on October 1, 2011 and General Manager of Human Resources July 21, 2016. Mr. Kallay brings over 20 years of progressive leadership in human resources and safety management in both the private and public sector. He has worked in other industries outside of heavy construction and mining, which include forestry, insurance, oil and gas and health care. Prior to joining the Company, Mr. Kallay was employed as an Organizational Health consultant with Sun Life Financial helping companies in various sectors align people strategy to business strategy. Mr. Kallay was a sessional instructor at the University of Alberta in the Occupational Health and Safety program from 2003 until 2014. Mr. Kallay is skilled in all aspects of human resources, occupational health, safety and training. In his current role, he leads a team in reinforcing strong company culture, creating and leading employee engagement, development programs, talent management strategies and organizational performance improvement that support the achievement of business goals and objectives. Mr. Kallay graduated in 1997 with a Bachelor degree from the University of Alberta.
Bryan D. Pinney joined the board of directors on May 13, 2015 and became the Corporation’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services to a range of clients. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past chair of the Board of Governors of Mount Royal University and has

2018 Annual Information Form	29

NOA

previously served on a number of non-profit boards. He seves on the board of TransAlta Corporation, where he is a member of the audit committee and the human resources and compensation committee. He is also a director of a Hong Kong listed oil and gas exploration company and a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.
Ronald A. McIntosh served as Chairman of our Board of Directors from May 20, 2004 to October 31, 2017. From November 2009 to January 2016, Mr. McIntosh was on the board of Fortealeza Energy Inc., formerly known as Alvopetro Inc. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh's significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.
William C. Oehmig is the principal of Kestrel Capital, LLC, an investment advisory firm based in Chattanooga, Tennessee. Mr. Oehmig was a partner at the Sterling Group and led the buyout of North American Construction Group from the Gouin family in 2003. When the transaction closed, Mr. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig has served as Chairman of Royster Clark, Purina Mills, Exopack, Universal Fibers, and Sterling Diagnostic Imaging and on the boards of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired on numerous non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.
John J. Pollesel became one of our Directors on November 23, 2017. Mr. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 28 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He presently serves on the boards and audit committees of Noront Resources Ltd., a TSX-V listed company and First Cobalt Corporation, which is listed on the TSX-V, OTC and ASX exchanges. He also serves on the governance and EHS committees of Noront and First Cobalt. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Certified Public Accountant, Certified Management Accountant and a Fellow of CPA Ontario and the Society of Management Accountants of Ontario.
Thomas P. Stan became one of our Directors on July 14, 2016. Mr. Stan has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

30	2018 Annual Information Form

NOA

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience, most recently as a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor's oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with the Canadian Association of Petroleum Producers, the Canadian Petroleum Products Institute, and currently sits on the board of Obsidian Energy Ltd., a publicly traded Canadian oil and gas company and Tervita Corporation, a publicly traded Canadian energy and environmental waste services company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.
Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
William Oehmig served as a director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.
Jay Thornton is a director of Obsidian Energy Ltd., which was previously named Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.
John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.
Interest of Management and Others in Material Transactions
Other than as disclosed in the “Related Parties” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, there are no interests of management or other officers or directors in material transactions.

2018 Annual Information Form	31

NOA

J. THE BOARD AND BOARD COMMITTEES
Corporate Governance
Our board supervises the management of our business as provided by Canadian law. We have reviewed the New York Stock Exchange corporate governance rules and confirm that our corporate governance practices are not significantly different from those required of domestic companies, under the New York Stock Exchange's listing standards, which require that our board of directors be composed of a majority of independent directors. Accordingly, a majority of our board members are independent. None of our directors have service contracts with the Company providing for benefits upon termination other than Martin R. Ferron, who has an employment contract relating to his role as CEO. Please refer to our most recently filed management information circular for details of Mr. Ferron’s employment contract.
We have adopted a "code of ethics" (as such term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Conduct and Ethics Policy", that applies to all employees of our Company, including our President, our Chief Executive Officer, our Chief Operating Officer, our Vice President, Finance and our Vice President Heavy Construction and Mining. The Code of Conduct and Ethics Policy is available for viewing on our website at www.nacg.ca under "Investor Relations - Corporate Governance". There were not any amendments to any provision of the Code of Conduct and Ethics Policy during the year ended December 31, 2018 that applied to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there not any waivers, including implicit waivers, granted from any provision of the Code of Conduct and Ethics Policy during the year ended December 31, 2018, that applied to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
For a complete discussion of our Corporate Governance, see our most recently filed "Management Information Circular - Corporate Governance", which section is expressly incorporated by reference into this AIF.
Our board has established the following committees:
Audit Committee
The Audit Committee recommends the appointment of independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related MD&A, press releases, auditor reports and the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board of Directors. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Bryan Pinney and Mr. John Pollesel are both audit committee financial experts, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca. The Audit Committee is currently composed of Messrs, Pinney, McIntosh, Pollesel and Stan, with Mr. Pinney serving as Chairman. Based on their experience (see “Directors and Officers” above), each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with us and are able to provide due oversight and the necessary governance over our financial reporting.
Our auditors are KPMG LLP ("KPMG"). Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2018. Our Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith. The Audit Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2018. The fees we have paid to KPMG for services rendered by them include:

•
Audit Fees – We incurred $1,201 and $584 for audit fees from KPMG during the years ended December 31, 2018 and 2017, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting and the quarterly interim reviews of the consolidated financial statements. Audit fees for 2018 also include the audit of the Company's acquisition accounting and the audit of internal controls over financial reporting for the same acquisitions.

•
Audit Related Fees – We incurred $25 and $22 for audit related fees from KPMG during the years ended December 31, 2018 and 2017, respectively. Audit related fees in 2018 include fees related to the adoption of the

32	2018 Annual Information Form

NOA

new revenue standard while 2017 include fees related to the preparation for the adoption of new accounting pronouncements.

•	Tax Fees - No income tax advisory and compliance services fees were incurred for the years ended December 31, 2018 and 2017, respectively.

•	Other Fees - No other fees were incurred for the years ended December 31, 2018 and 2017, respectively.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for supervising executive compensation policies for us and our Subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our Board of Directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our Board of Directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Messrs, Stan, Oehmig, Pinney and Thornton, with Mr. Stan serving as Chairman. None of the members of the Human Resources and Compensation Committee is or has been one of our officers or employees, and none of our executive officers served during 2018 on a board of directors of another entity which has employed any of the members of the Human Resources and Compensation Committee.
Operations Committee
The Operations Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. It is also responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage.
In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our Board of Directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Messrs, Oehmig, McIntosh, Pollesel, Stan and Thornton, with Mr. Oehmig serving as Chairman.
K. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

2018 Annual Information Form	33

NOA

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions that may prove to be incorrect:

1.
Our belief that the Nuna acquisition will provide access to broader equipment fleets, experienced field personnel and expanded services and that such access will provide opportunities for improved utilization and efficiency.

2.
Our expectation that demand for recurring operations support services will increase as our customers continue to maximize their production performance through de-bottlenecking efforts, capacity expansions and the recent development of the Fort Hills mine.

3.	The expectation that our customers will continue their focus on maximizing production while continuing to prioritize operating and capital spending discipline.

4.	Our expectation that the market for operations support services will remain competitive in 2019, but that there not be a large slowdown in demand for our services.

5.	The belief that we can generate cost savings that both we and our customers can share in.

6.	The belief that we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.

7.
The anticipation that 2019 oil sands capital spending activity levels in the mining area are likely to remain robust with the majority of capital spending reductions focusing on construction cost reductions rather than further project deferrals.

8.
The belief that investments in the oil sands mining area are likely to continue to drive demand for construction services and provide additional bidding opportunities, but that not all of the construction demand will be directly related to the Company's core heavy civil construction service offering and the market for these services will remain competitive.

9.	Our expectation that the work we were awarded on a tailings construction project in August of 2017 will be complete in the summer of 2019.

10.	Our belief that our initiative of offering equipment maintenance services to external customers could have a discernible impact on our results in 2018 and beyond.

11.	The anticipation that we will not experience a tire shortage due to our inventory levels and availability from manufacturers.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See “Assumptions” and “Business Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
In addition to those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF, the material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•that oil prices remain stable and do not drop significantly in 2019;

•	that the Canadian dollar does not significantly appreciate in 2019;

34	2018 Annual Information Form

NOA

•	that oil sands production continues to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

•
Capital Investment by Our Customers. Most of our customers are Canadian energy companies and our success is therefore highly reliant on a robust Canadian energy industry and continued capital investment. Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline and railway capacity to transport production to major markets.

•	Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on

2018 Annual Information Form	35

NOA

estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•
Lump-sum and Unit-price Contracts. Approximately 62%, 65% and 55% of our revenue for the years ended December 31, 2018, 2017 and 2016, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 97% and 99% of our total revenue for the years ended December 31, 2018 and 2017, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.

•
Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•
Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

36	2018 Annual Information Form

NOA

•
Debt. As of December 31, 2018, we had $384.3 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•
Labour Disputes. Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•
Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavours on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•
Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•
Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $0.3 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

•
Leasing Cost and Availability. A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease.

•
Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no

2018 Annual Information Form	37

NOA

assurance that the Company will be successful in identifying, recruiting or retaining such personnel.

•
Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•
Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•
Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•
Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts. Certain of these price escalators could be considered derivative financial instruments (see "Significant Accounting Policies - Derivative Financial Instruments" in our audited consolidated financial statements for the year ended December 31, 2018).

•
Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

•
Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•
Cyber Security and Information Technology Systems. The Company utilizes information technology systems for some of the management and operation of its business and is subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of the Company’s information technology systems by external or internal sources. Although the Company has policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of its security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to the Company’s business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. The Company attempts to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage the Company’s systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, the Company has not been subject to a cyber

38	2018 Annual Information Form

NOA

security breach that has resulted in a material impact on its business or operations; however, there is a possibility that the measures the Company takes to protect its information technology systems may not be effective in protecting against a specific breach in the future.

2018 Annual Information Form	39

NOA

L. GENERAL MATTERS
Additional Information
Our corporate office was recently re-located to 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Our corporate head office telephone and facsimile numbers remain unchanged and are 780-960-7171 and 780-969-5599, respectively.
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional information relating to us, including our audited consolidated financial statements for the year ended December 31, 2018 and notes that follow, our most recent MD&A, which is incorporated by reference in this AIF and our most recent management information circular can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov and our Company’s website at www.nacg.ca.
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Experts
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
Glossary of Terms
The following are definitions of certain terms commonly used in the Company industry and this AIF.
“oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen.
“bitumen” means the molasses-like substance that comprises the oil in the oil sands.
“upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydro processing).
“growth capital expenditures” are the plant, equipment and intangible asset additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.
“Canadian oil sands” means an area in northeastern Alberta, Canada, roughly centered on the city of Fort McMurray, where large deposits of bitumen or extremely heavy crude oil are located.
“in situ” means a mining technique of injecting water underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed material.
“overburden” means the layer of rocky, clay-like material that covers the oil sands.
“tailings pond” means a dam or pond that stores sand, silt, clay and water that remain following the mining and bitumen extraction process.
“Steam Assisted Gravity Drainage ("SAGD")” means a mining technique of injecting steam underground to dissolve bitumen and bringing the impregnated water to the surface for extraction.
“West Texas Intermediate ("WTI")” means a grade of crude oil used as a benchmark in oil pricing. This grade is described as light because of its relatively low density, and sweet because of its low sulfur content.
“Western Canada Select ("WCS")” means the price per barrel that Alberta oil sands producers receive compared to the benchmark WTI price per barrel.

40	2018 Annual Information Form

NOA

EXHIBIT A
Audit Committee Charter

1.	PURPOSE
The Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) has established the Audit Committee (the “Committee”) for the purpose of assisting the Board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.

2.	AUTHORITY
The Committee has the authority to:

(a)	conduct or authorize investigations into any matter within its scope of responsibility;

(b)	retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;

(c)	pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;

(d)	resolve any disagreements between management and the Company’s external auditors regarding financial reporting;

(e)	seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;

(f)	meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;

(g)	direct the Company’s internal auditor to carry out such activities as the Committee may require;

(h)	access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and

(i)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

3.	COMPOSITION

3.1.	The Board will appoint annually, from among its members, the Committee and its Chair. The Committee will consist of at least three and not more than six members.

3.2.
Each member of the Committee must be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.

3.3.
Each member of the Committee must be “financially literate” in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.

3.4.	At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined in Appendix A.

3.5.	No director currently serving on the Committee will serve on the audit committees of more than two additional public companies.

4	MEETINGS

4.1.	The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the

2018 Annual Information Form	41

NOA

Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.

4.2.
A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

4.3.	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

4.4.
A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

4.5.
The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.

4.6.
The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be distributed to Committee members with copies provided to the Board, the chief executive officer of the Company, the chief financial officer of the Company and the external auditors.

5.	RESPONSIBILITIES
The Committee will carry out the following responsibilities:

5.1.	Financial Reporting

(a)
Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.

(b)
Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

(c)
In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.

(d)
Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

(e)
Review with management and the external auditors the annual audited financial statements and the related management discussion and analysis (“MD&A”) and press release; make recommendations to the Board with respect to approval thereof before being released to the

42	2018 Annual Information Form

NOA

public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.

(f)	Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.

(g)
Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.

5.2.	Internal Controls

(a)
Review and consider the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.

(b)
Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.

(c)	Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.

(d)
Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

(e)	Consider any special audit steps to be taken in light of any material internal control deficiencies.

5.3.	Disclosure Controls

(a)	Review and consider the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.

(b)	Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.

(c)	Ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

(d)	Monitor the activities of the Company’s Disclosure Committee.

(e)
Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:

(i)	any prospectus or offering document;

(ii)	annual information forms;

(iii)
all material financial information required by securities regulations (e.g., Forms 6-K, 40-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

(iv)	any correspondence with securities regulators or government financial agencies; and

(v)	news or press releases containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.

2018 Annual Information Form	43

NOA

(f)
Review and approve, and in some instances, recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.

5.4.	Internal Audit
The Company currently outsources its internal audit work. Within this framework, the Committee will:

(a)	Review management’s proposed appointment or replacement of the internal auditor.

(b)	Review and approve the annual internal audit plan and scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditors.

(c)	Review all internal audit reports and management’s responses.

(d)
Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work, and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.

(e)
Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee

5.5.	External Audit

(a)
Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

(b)	Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:

(i)
annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);

(ii)
annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and

(iii)	report all of its findings and conclusions with respect to the external auditors to the Board.

(c)	Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:

(i)
ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;

(ii)	considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

(iii)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;

44	2018 Annual Information Form

NOA

(iv)	reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;

(v)	considering whether there should be a regular rotation of the audit firm itself;

(vi)
reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a “cooling off” period of at least one year before any such persons can become employees of the Company in a financial oversight role.

(d)	Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.

(e)
Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.

(f)
Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.

(g)	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.

(h)
Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.

5.6.	Financial Risk Management

(a)	Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk.

(b)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.

(c)	Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:

(i)	any investigations of fraudulent activity;

(ii)	monitoring activities in relation to fraud risks and controls; and

(iii)	assessments of fraud risk.

(d)	Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.

5.7.	Code of Conduct and Ethics Reporting

(a)	Review the policies and procedures established by management for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(b)	Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:

(i)	reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and

2018 Annual Information Form	45

NOA

(ii)	reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.

(c)	Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Board in that regard.

5.8.	Legal and Regulatory Compliance

(a)
Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

(b)
Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

(c)	Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.

(d)
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.

5.9.	Other Responsibilities

(a)	Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.

(b)
Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.

(c)	Evaluate the performance and effectiveness of the Committee on an annual basis.

(d)	Provide an open avenue of communication between the external auditors and the Board.

(e)
Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.

6.	GENERAL

6.1.
While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.

6.2.
The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

46	2018 Annual Information Form

NOA

Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined below:

1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting; and

5.	An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:

a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

2018 Annual Information Form	47